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Zeitlins Delicatessen <bagels@zeitlinsdeli.com>

Re: Something big is coming! Let's build it together 🙌

Sat, Aug 19, 2023 at 5:26 PM

So happy for you guys! Wishing you all the best from NYC

On Sat, Aug 19, 2023 at 10:14 AM Zeitlin's Deli <bagels@zeitlinsdeli.com> wrote:

ZEITLIN'S DELICATESSEN

The store is coming!

But we will need your support to make it happen.

We are about to launch a Crowdfunding campaign on with the goal of securing the essential funds required for renting a location, fully equipping it, and covering six months' worth of rental expenses.

And your support would mean the world to us.


ZEITLIN'S
DELICATESSEN

Will you join us on this exciting journey and help transform our dream into a reality?

Stay tuned for more updates!

Launch date

September 1st

Still haven't voted for a preferred location?

Vote Now!

www.zeitlinsdeli.com